May 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tim Buchmiller, Senior Attorney

Re:	Summit Wireless Technologies, Inc.
Registration Statement on Form S-1
File No. 333- 230952
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Alexander Capital, L.P., as the sole underwriter, hereby joins in the request of Summit Wireless Technologies, Inc. for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective as of 5:00 p.m. Eastern Time on Tuesday, May 21, 2019, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, we wish to advise you that, through May 20, 2019, we distributed an aggregate of approximately 300 copies of the preliminary prospectus of the Registration Statement, dated May 17, 2019, to potential investors.

The undersigned has and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page to Follow]

Very truly yours,

ALEXANDER CAPITAL, L.P.

As the Sole Underwriter
Named in the Underwriting Agreement

By:	/s/ Michele Misiti
Name: Michelle Misiti
Title: Director of Operations

[Signature Page to Underwriter’s Acceleration Request]